Code of Conduct: Doing Business with Integrity

Nutrien Code of Conduct Table of Contents A Message from Mayo Schmidt 3 The Purpose of Our Code .4 Our Code Applies to Everyone General 5 When in Doubt, Ask Before Acting .6 A Higher Standard for Leadership .6 Our Responsibilities Under the Code    Obligation to Report Misconduct .7 Report Handling Procedures 8 No-Retaliation Policy .8 Annual Training/Acknowledgement 8 Our Commitment to the Law and Nutrien Policies    Antitrust and Fair Competition 9 Anti-Corruption and Anti-Bribery 10 Customs and Trade 10 Anti-Money Laundering .10 Our Commitment to Our People Respect in the Workplace .11 Equity, Diversity and Inclusion 12 Personal Information .12 Our Commitment to Safety, Health and the Environment .13 Our Commitment to Nutrien Conflicts of Interest 15 Confidential Information 15 Nutrien Assets 16 Records Management .16 Intellectual Property 16 Our Commitment to Nutrien’s Shareholders Insider Trading .17 Public Disclosure 17 External Communications 17 Accurate Business Records 18 Our Commitment to Our Customers and Suppliers Fair Dealings .19 Gifts and Entertainment 19 Our Commitment to Our Communities Environmental, Social and Governance .20 Political Contributions and Community Investment 20 This Code does not alter any of our terms and conditions of employment, nor does it create contractual rights for you or others. Nutrien Code of Conduct August 2021

A message from Mayo Schmidt Valued Colleagues, As a global organization, we strive to do the right thing every day to grow our world from the ground up; every individual across our company must work together to do the same.Our purpose, principles of inclusion, performance, community, and innovation guide our actions. Nutrien’s reputation is defined by the daily interactions and choices of its employees, thus our actions – both large and small – demonstrate our commitment to our core values of integrity and safety, and ultimately, make our business what it is.We succeed on the strength of our people, ideas, products and services, and always through actions that demonstrate integrity and are consistent with our Code of Conduct and associated company policies. Our Code of Conduct sets forth the standard in how we do business in all geographic regions the right way – with integrity.The Code is your guide to this commitment, and our expectation is that you read, understand and work by it every day.This is how we will succeed – in a way that we all can be proud of. We recognize that our jobs are diverse and complex, and the Code of Conduct may not explicitly address every situation that you may encounter at work.If you have questions or don’t understand something, it is imperative that you ask and do not guess.Your supervisor and teams from Human Resources, Legal, and the Integrity Group are available to discuss any questions or concerns you may have.We value employees who are transparent, ask questions and raise concerns, as all of us have a responsibility to create a safe and supportive environment.We will not tolerate retaliation against anyone who raises a concern in good faith. Our reputation and successes are in all of our hands.Thank you for upholding our core values of Integrity and Safety and ensuring they are at the heart of every decision we make and everything we do. My best wishes, Mayo Schmidt President and CEO

4 1. The Purpose of Our Code Nutrien’s most important assets are our employees, customers, shareholders, suppliers, and the communities in which we operate.It is critical that we maintain the trust of each.Our Code of Conduct (“Code”) helps us fulfill our responsibilities by: Committing to the public and our other stakeholders our uncompromising integrity in every aspect of our efforts. Describing how we will do business the right way and our fundamental respect for the rule of law. Guiding employees on how to engage in decision making that demonstrates and sustains our commitment to integrity in all our operations around the world. Outlining how our commitment supports our stakeholders – employees, customers, suppliers, competitors, governments, communities, and shareholders. Explaining how other entity-level policies connect with our Code.

5 2. Our Code Applies to Everyone General All of us must comply with the Code, including all employees, officers, and the Board of Directors (“directors”) of Nutrien.Nutrien includes the Nutrien Group of Companies, meaning all of its affiliated entities (i.e., entities in which Nutrien controls or owns, directly or indirectly, more than 50% of the outstanding shares) (collectively referred to as “Nutrien”).We also require some business partners to comply with this Code.It is important that all representatives of Nutrien act in a manner that will maintain Nutrien’s commitment to integrity, including the importance of fostering a culture of honesty and accountability. It is important that we understand the Code and how to practically apply it to situations we may encounter in our work.It should be relatively easy to determine how to apply the Code in most situations.However, some business situations may be more complex. The Code does not explicitly cover every circumstance we might face in our work.Instead, it describes the overarching principles and provides some specific examples that guide our business dealings and help us address all situations that may arise.As always, each of us are expected to use our best judgment and common sense, keeping in mind that we are required to comply with the spirit, as well as the written words, of the Code. If you face a situation where you’re not sure what to do, asking yourself the following questions may help.

6 “No” This action may have serious consequences. Do not proceed. Is this fair? “Not sure?” Contact the Legal Department or the Integrity Group for guidance. “Yes” You may proceed. Is this legal? Am I confident that Nutrien would not be embarrassed if this situation became public knowledge? Would I approve of this situation if I were a fellow employee, a supplier, a customer, a shareholder or a member of the community aected by this action? Am I confident that it would not cause harm to Nutrien’s reputation? You should be able to answer “YES” to each of these questions. When in Doubt, ask Before Acting All of us are encouraged to raise questions or concerns with our supervisors, the Human Resources Department, the Legal Department or the Integrity Group. Compliance with the Code is mandatory.Because of how seriously we take our commitment to integrity, a breach of the Code may result in disciplinary action, up to and including termination of employment, in accordance with local law. This Code does not alter any of our terms and conditions of employment, nor does it create contractual rights for you or others. A Higher Standard for Leadership All supervisors, managers, and officers (collectively, “leaders”) have an elevated responsibility to lead according to the standards in this Code, in both words and actions, because leaders are in positions of trust and influence and help set the tone of the organization.Leaders also are expected to promote our open-door culture.This means that they are available to anyone with questions or concerns and sustain an environment where we feel safe and supported.Our leaders, like all employees, must follow up on allegations of wrongdoing by appropriately informing the Integrity Group. Leaders must adhere to our policy against retaliation.They cannot retaliate against anyone for raising a question or concern in good faith or participating in an investigation.Leaders must not tolerate retaliatory acts by anyone else.Note that allegations raised in bad faith may be subject to disciplinary action, up to and including termination of employment, in accordance with local law. Following the Code is mandatory. A breach of the Code may result in disciplinary action, up to and including termination of employment, in accordance with local law.

7 3. Our Responsibilities Under the Code Nutrien’s business activities are rooted in trust.Our continued success depends on maintaining our reputation for doing business with integrity.Each of us has a responsibility to raise concerns about potential violations of this Code or any associated policy (e.g., the Respect in the Workplace Policy).We also have an obligation to participate in internal and external investigations into allegations of misconduct, as well as cooperate with internal and external auditors. Obligation to Report Misconduct If you have a good faith belief that you, or someone else, is about to or has engaged in conduct that violates this Code, any associated policy, or the law, you have a responsibility to report it immediately.You can report to your supervisor, any member of management, your local Human Resources Department, any member of the Legal Department, or directly to the Integrity Group.If you receive a report, you have a responsibility to inform the appropriate member of the Integrity Group before taking any action to investigate the concern. For specific accounting, internal accounting controls, and auditing matters, you can also report such concerns to the Audit Committee per the Audit Committee’s procedures. You can also use the Integrity Helpline1, which is an externally hosted, comprehensive, confidential reporting system.Concerns can be shared over the phone or using the online portal – available in 8 languages covering every country in which Nutrien has employees.The Integrity Helpline is available 24/7 every day of the year.When contacting the Integrity Helpline, individuals may choose to provide their name or submit the report anonymously, as permitted by local law.The Integrity Helpline is a guided process that asks the necessary questions to enable the Integrity Group to evaluate the concern.It also allows the person to easily upload any relevant documents and allows the person to log into the system to check for status updates or additional questions posed by the Integrity Group – this is especially important for those who want to be anonymous because it still enables two-way communication.The ability to conduct an effective investigation often relies on access to quality information, and two-way communication can be a critical enabler to that.Individuals should think about the Integrity Helpline as simply another tool for raising concerns – it should not be considered a ‘last resort’. The Code will be enforced at all levels of Nutrien.Violations of the Code and associated policies will be taken extremely seriously and may result in disciplinary action, up to and including termination of employment, in accordance with local law.If any breach of the Code or associated policies violates the law, civil or criminal legal proceedings may also result. Integrity Group integrity@nutrien.com Integrity Helpline nutrien-integrityhelpline.com 1 The Integrity Helpline was formerly known as the Compliance Hotline.The new name more accurately reflects the intent of this tool – to enable anyone to raise a concern about a Code of Conduct or associated policy issue in a technologically efficient and effective way, while also providing the ability to remain anonymous if the person chooses.

8 Report Handling Procedures We will maintain an open culture where all concerns related to the Code or an associated policy will be investigated under the oversight of the Integrity Group and all necessary and appropriate action will be taken based on the findings.We will always strive to protect the anonymity of anyone who raises a concern regarding suspected misconduct.All questions and concerns will be taken seriously and handled promptly, confidentially, and professionally – in accordance with our compliance investigation principles. The Integrity Helpline is available 24 hours a day, 7 days a week and is administered by an independent vendor.There will be no effort to trace or record anonymous calls or online reports to the Helpline.The information you share is confidentially provided to specific members of the Integrity Group who have a particular role to play in an investigation. When a concern is raised through the Integrity Helpline or by any other method, the Integrity Group reviews the information and decides what type of investigation or other response is appropriate.The Integrity Group can communicate with you through the Integrity Helpline whether you identify yourself or choose to remain anonymous.This is a key feature of the tool in that it enables two-way communication unlike an anonymous letter which does not allow for engaging with the sender.The Integrity Group can also communicate with you through phone, email, or in person, using the method you choose to make available.You will be appropriately informed during the investigation and notified of the result once the investigation has been completed. No-Retaliation Policy We will not tolerate retaliation and will protect employees from retaliation.This means that we will not permit retaliation of any kind by or on behalf of Nutrien and our directors, officers, or employees against: (a) good faith reports of potential violations of this Code, associated policies, or violation of the law; or (b) cooperation in an investigation by a governmental authority or by Nutrien.Acting in good faith means that you have a reasonable belief that the information you provide is true, and that you provide all the information you have.Note that allegations raised in bad faith may be subject to disciplinary action, up to and including termination of employment, in accordance with local law. To maintain the standards embodied in this Code, Nutrien needs your active cooperation, and requires your full support.If you believe you have been retaliated against, contact the Legal Department, the Human Resources Department, or the Integrity Group directly.Anyone who retaliates against another person in violation of this Code or associated policies will be subject to disciplinary action, up to and including termination of employment, in accordance with local law. Annual Training/Acknowledgment Each year, you will be asked to review the Code and complete Code of Conduct training.Upon completion of this training, you may be asked to reaffirm your commitment to doing business with integrity as embodied by our Code.

9 4. Our Commitment to the Law and Nutrien Policies Nutrien continues to grow throughout the world.We must do business with integrity and comply with all applicable laws wherever we conduct business around the world.This includes federal, provincial, state, local, and international laws. Each of us also is responsible for abiding by all policies associated with the Code, which are described throughout this document. The owner of the policy can assist in interpreting and applying its expectations.The Integrity Group is also available for guidance as needed. Below are some of the policies associated with our Code that help guide our behaviors to do business the right way. Antitrust and Fair Competition Nutrien competes vigorously and independently in the conduct of its business.Nutrien is committed to the principles of fair competition everywhere we operate.Applicable antitrust and competition laws set forth requirements that we must comply with in order to maintain this commitment.These laws are designed to protect and promote fair competition.We should not make, and are prohibited from making, formal or informal agreements – whether successful or not – with competing companies that attempt to unlawfully restrict trade. Even the appearance of violating antitrust or competition laws can bring serious consequences to the individuals involved and to Nutrien. Examples of conduct, agreements or understandings among competitors that are not permitted and may violate antitrust or competition laws include, but are not limited to: Fixing prices or establishing other inappropriate terms in sales agreements; Charging different prices for similar products to similar customers under certain circumstances; Dividing or allocating customers, suppliers, markets or territories between competitors; Boycotts or preferential classification of suppliers or customers; Limiting, restricting, or curtailing production among competitors; Improperly tying together or bundling products or services; Attending a trade association meeting or any other meeting with competitors where prices or other terms of sale are discussed. For more information, please see our Competition Law Policy. Q: A Nutrien competitor called Samantha, threatening that if she did not stop making sales calls in his market, he would make negative public comments about Nutrien that could threaten Nutrien’s business.Samantha doesn’t want her sales calls to cause Nutrien any harm in the public eye.What should she do? A: Samantha should tell the competitor that the call he is making is inappropriate and hang up immediately.She should report the call to her supervisor and the Legal Department.The competitor may be violating competition laws, our Competition Law Policy and our Code by trying to divide the market.Always be cautious when dealing with competitors.If you have questions, consult with your supervisor and the Legal Department or the Integrity Group.

10 Anti-Corruption and Anti-Bribery In various situations, we need to influence another person to take action that benefits Nutrien.This includes government officials as well as business partners.We must ensure that all interactions and requests are based on legitimate grounds and do not include attempts to improperly influence the other person’s decision.This includes compliance with all applicable anti-corruption and anti-bribery laws in any jurisdiction in which we do business, noting that this sometimes includes foreign and local laws.Generally speaking, a bribe is giving, offering or authorizing something of value to an individual with the intent of obtaining an improper benefit.A bribe can take many forms, including cash and cash equivalents, gifts, entertainment, meals, travel, below-market loans, preferential hiring, favors and political and charitable donations.If you receive a demand for, or offer of, a bribe in any form you must reject it and report it immediately to the Integrity Group. Anti-corruption laws prohibit bribing anyone – including government officials and business partners – by offering anything of value, either directly or indirectly through a third party, in an attempt to improperly obtain or retain business or a business advantage.Nutrien prohibits the payment of all bribes whether to government officials or business partners.Bribes and other corrupt payments may violate multiple anti-corruption laws and expose individuals and the Company to civil and criminal liability and severe penalties.Violations also could result in the loss of future government contracts. Third parties also can create corruption and bribery risks for Nutrien when they act on our behalf.It is important that we conduct a proper level of due diligence prior to entering into business relationships with third parties, establish appropriate contractual expectations, and monitor the third party’s compliance accordingly. For more information, please see our Anti-Corruption Policy and Gift & Entertainment Policy. Customs and Trade Nutrien’s global reach means that we often source goods and services from markets around the world, including ones in which we don’t have a physical presence.We also service customers around the world, including across borders.The nature of our operations demands that we exercise appropriate due diligence as to the third parties with which we do business and that we comply with all applicable laws regulating trade, as well as local import and export laws and regulations.These laws are complex and can change quickly, for example as governments address new political or security issues.In general, these laws govern the export, import or transfer of certain controlled products or regarding certain markets overall or individuals located in certain markets.If your job involves entering into relationships with suppliers or customers, it is your responsibility to conduct the appropriate due diligence in accordance with the procedures established by the Procurement Department, the Legal Department, the Integrity Group, or otherwise.You must evaluate the results of the due diligence and seek the appropriate guidance according to such procedures before entering into the relationship.Note that the consequences for violating customs and trade control laws are severe – both for Nutrien and for the individuals involved.Therefore, if you have any questions, please contact the Legal Department or the Integrity Group. In addition, some countries where we do business use embargoes and sanctions to further foreign policy and national security objectives.These embargoes and sanctions prohibit or severely restrict our direct or indirect dealings with certain countries.They also may restrict our dealings with individuals or with companies controlled by the government.You are responsible for conducting appropriate due diligence before entering into a relationship with a supplier or customer in order to determine whether applicable laws prohibit the proposed transaction.In addition, all transactions must be screened to ensure that they do not involve any prohibited parties, destinations, or end-uses.If you have any questions about the due diligence process or the results thereof, you may contact the Procurement Department, the Legal Department, or the Integrity Group. As part of our global business, many of us may travel internationally and cross borders on a regular basis.It is vital that when doing so we provide accurate information to authorities when applying for entry to a country and that we obtain appropriate immigration documentation to cover our activities in that country and comply with all tax, immigration and related laws and regulations.If you have any questions or concerns, please refer to the Travel Department or the Human Resources Department for assistance. Anti-Money Laundering As a global company with visibility across many markets, we have exposure to the risk that individuals may seek to use commercial transactions with us to disguise the nature and source of their financial assets.Money laundering is the process by which individuals or entities move criminal funds through the financial system to hide traces of their criminal origin, or otherwise try to make these funds look legitimate.We need to be on the lookout for irregularities in the way payments are made (i.e., attempts to make payments in cash, payments to third parties not involved in the contract, or requests to make an overpayment). We will not conduct business with individuals or organizations that we reasonably believe could be engaged in money laundering or any process by which such individuals or organizations try to conceal illicit funds or make those funds look legitimate.Nutrien is committed to compliance with all applicable anti-money laundering laws in the countries where we do business.There may be a local anti-money laundering policy applicable to your activities in order to help ensure compliance with such requirements.Please consult with the Legal Department to confirm.

11 5. Our Commitment to Our People Respect in the Workplace The foundation for doing business with integrity is treating each other with respect.Only by being able to bring our authentic self to work each day can we achieve the commercial success we strive for.Nutrien promotes respect for the rights, culture, diversity, and dignity of all individuals.Nutrien is committed to maintaining a work environment that is respectful, professional, and free from discrimination, harassment, bullying, and intimidation.Our success depends on our ability to have open and honest conversations with each other, and this includes feedback on performance.We need to do that in a fair and respectful way, but having those constructive conversations is the right thing to do. Nutrien strictly prohibits all discrimination on the basis of a legally protected status, harassment in all forms, bullying and intimidation.While the legal definitions may vary by jurisdiction, harassment generally includes unwelcome conduct that adversely affects an individual’s psychological or physical well-being, causes a person to feel humiliated, intimidated or offended, or creates a hostile work environment.Harassment can be in any form, including verbal, physical or online.Harassment or discrimination may be based on legally protected status, including but not limited to race, gender, gender identity, gender expression, color, religion, national origin, age, qualifying disability, veteran status, military status, marital status, family status, pregnancy, sexual orientation or any other classification protected under applicable laws.Jurisdictions in which we do business may include additional protected grounds not mentioned above.Nutrien will comply with all applicable employment and human rights laws in any jurisdiction where we do business. If you experience or become aware of any act of discrimination, harassment, bullying, or intimidation you have a responsibility to speak up.You will not face retaliation for raising a concern in good faith, assisting in an internal or external investigation or filing a complaint with any governmental agency under applicable laws. For more information, please see our Respect in the Workplace Policy. Q: I had a recent business trip with my supervisor and a few of my colleagues.At dinner, they told inappropriate jokes and their behavior made me uncomfortable.Now I do not feel comfortable working with them.What can I do? A: If you didn’t feel comfortable saying something at the time, or if you still feel uncomfortable with the situation, you should let the Company know by reporting this to the Human Resources Department or the Integrity Group, or you can use the Integrity Helpline. We are all expected to demonstrate the Company’s values and follow Company policies while representing Nutrien, including during business travel.Nutrien will not tolerate any retaliation against you for raising your concerns in good faith.

12 Equity, Diversity & Inclusion In keeping with Nutrien’s values, we all must promote equity, diversity and inclusion and seek mutual benefit from working together with people with a variety of experiences and backgrounds.We recognize that having a diverse and inclusive workforce enhances our organizational strength and economic returns, creates a sustainable economic advantage, and reflects the diversity of our stakeholders, including customers, employees, suppliers and investors, and the demographics of the communities in which we operate. Personal Information We will maintain the confidentiality and security of personal information entrusted to us by our employees or customers.In general, personal information is any information about an identifiable individual, other than the person’s business title or business contact information when used or disclosed for the purpose of business communications.Personal information does not include anonymous or non-personal information (i.e., information that cannot be associated with or tracked back to a specific individual). Nutrien will collect, use, and disclose personal information only with the knowledge and permission of the affected individual unless otherwise necessary and permitted by applicable laws.Access to personal information within Nutrien will be restricted to those employees with legitimate business reasons to review the information.If you have such access, you are required to safeguard this information and follow our privacy policies and data protection practices in your use of online and offline systems, processes, products and services that involve the use, storage or transmission of any such information.We may communicate this information to agents or service providers, but only if they have agreed to be bound by our rules governing privacy and confidentiality and their compliance with these rules is monitored. For more information, please see the Privacy Policy. Q: I am not included on meetings that my supervisor keeps arranging with my co-workers who share the same gender and nationality as my supervisor.I feel left out of the team.Is there anything I can do? A: Yes.You should speak to your supervisor and ask for the reason as to why you are not being included in these team meetings.If you do not feel comfortable raising this directly with your supervisor, you should speak to a member of the Human Resources Department or the Integrity Group, or raise your concern to the Integrity Helpline.While there may be a legitimate business reason as to why an employee may not be included in a work meeting with other coworkers, it is important that the basis for such decisions is appropriate and employees feel respected and included in the workplace.

13 6. Our Commitment to Safety, Health and the Environment At Nutrien, safety is a core value.We are committed to the care and protection of our people, environment, community, and customers.Our vision is for everyone to go home safe, every day. To achieve that vision, we drive a Culture of Care, where everyone is expected to Lead, Collaborate, Challenge and Trust when it comes to safety, health and the environment (SH&E).Our ability to operate safely depends not only on technically sound plants and equipment, but also on a competent, empowered workforce that holds safety as a core value, embraces our Culture of Care, and acts accordingly.We work safely or not at all – and profit or production can never come at the expense of safety or undue environmental risk. Across our business, Nutrien will: Support the physical safety and health, psychological safety, and mental wellbeing of our employees Ensure all employees and onsite contractors are trained and informed of Nutrien’s programs, practices and procedures pertaining to SH&E Provide high quality programs to support SH&E – and continually review and improve all such programs Provide a secure working environment and maintain our assets, facilities, and equipment in good, safe working order Actively strive to minimize our environmental footprint, including waste and emissions Maintain confidence in our operations by providing transparent reporting and assurance on our safety and environmental processes Continually improve safety processes in our contractor relationships, product stewardship and the safe transport of our products Comply with all applicable laws and meet or exceed minimum regulatory requirements in our operating jurisdictions    Q: Maria sees Bob working near a leading edge without any fall protection.Maria thinks: “That doesn’t seem right,” but Bob has a more senior role than Maria – so she feels she shouldn’t question it.Plus, there is a lot of work to be done and their manager wouldn’t be happy if things slowed down.What should Maria do? A: Maria should approach Bob, stop work, discuss the hazards, and find a way to complete the task safely or get additional help.If you see a potential hazard, or something that doesn’t seem right, you need to stop work and do something about it – no matter your role in the organization.We have the right and the responsibility to stop work if we encounter something unsafe. At Nutrien, we do our tasks safely, or not at all.Even if there is pressure to “get the job done,” there is always time to do it safely.Stopping work and proceeding only when it’s safe – because we care about each other’s safety and health – helps us all go home safe, every day.

14 All Nutrien employees and onsite contractors must: Engage as safety leaders by acting safely and environmentally responsible at all times Speak up (e.g., use Stop Work Authority) if something is unsafe, and report all incidents Engage in our Culture of Care by Leading, Collaborating, Challenging and Trusting on matters pertaining to SH&E Actively participate in all training and safety processes including but not limited to hazard identification, frequent and structured pauses, serious injury and fatality prevention, SH&E compliance audits and other practices to support SH&E Follow all Nutrien policies, procedures and practices that are in place to ensure a safe, healthy and environmentally-sound workplace Care and look out for each other    If any employee becomes aware of circumstances relating to Nutrien’s operations or activities that raise a safety or environmental concern, they should appropriately report the matter, which may include to: their supervisor, SH&E, Human Resources, Legal, the Integrity Group, or another one of the methods described in this Code. Q: Fernanda observes an accident at the facility that injures one of her colleagues.Fernanda thinks this individual should seek proper medical treatment.Fernanda’s manager does not document the incident because the injury was minor and treated with first aid supplies on-site.Her manager explains that it’s not worth the hassle and could tarnish the site’s injury-free streak.Fernanda doesn’t want to risk her job over what appears to be a minor incident but feels like reporting is the right thing to do.What should she do? A: Reporting is the right thing to do.Safety is a core value at Nutrien – and it goes hand-in-hand with our other core value of integrity.Even minor injuries should be documented and reported to prevent the possibility of reoccurrence, or to prevent more serious injuries from occurring.Nutrien has put specific processes in place to ensure that we stay safe at work and the only way to improve these processes is to speak up when something goes wrong.If Fernanda’s manager will not document the incident and make the report, Fernanda should contact her Safety, Health & Environment representative or the Integrity Group, or use the Integrity Helpline. Q: While Roger exits the facility leaving work, he sees one of his coworkers dumping what appears to be chemicals directly onto the ground.Roger doesn’t know if this is allowed, and he can’t think of any reason why his coworker would have been asked to do this.Roger is unsure if the chemicals can harm the environment.What should Roger do? A: At Nutrien, we do not tolerate the improper disposal of chemicals.Improper disposal of some chemicals can be illegal and can have a devastating impact on the surrounding environment, as well as the immediate safety and health of others nearby.Roger should immediately question the coworker about the practice and inform his manager if he still has concerns.If he is too uncomfortable to speak with his coworker or his manager, he should immediately reach out to his Safety, Health & Environment representative or the Integrity Group, or contact the Integrity Helpline.

15 7. Our Commitment to Nutrien Conflicts of Interest It is each of our responsibility to work for the best interest of Nutrien and our shareholders.A conflict of interest occurs when our private interest negatively influences, or appears to influence, our business judgment.Conflicts also may arise when we (or our families) receive improper personal benefits as a result of our position in Nutrien.We must avoid even the appearance of a conflict of interest that might cause others to doubt our integrity. Potential conflicts of interest include issues involving outside employment or business activities, outside financial interests or investments, and personal pursuit of opportunities that come to you as a Nutrien employee.For information about identifying and addressing actual, potential and apparent conflicts of interest, see our Conflicts of Interest Policy. Confidential Information We must avoid inadvertent disclosure of confidential information during our employment and post-employment.Confidential information includes any non-public information that might be of use to competitors of Nutrien, or harmful to Nutrien or its suppliers or customers if disclosed, including but not limited to, information about finances, devices, processes, plans and methods.Activities where inadvertent disclosure could occur include any conversation (in person, in writing or by telephone) in any public area or on the Internet (including by email, in blogs, chat rooms or news groups, or through any social media or social network).Also, you must not discuss or share any confidential information, without prior approval, with anyone outside of Nutrien, including family members or friends, and this includes your online communications. We should consult the Legal Department if we believe that there is a legal obligation to disclose confidential information.For example, it may be necessary to disclose confidential information when cooperating in an investigation by a governmental agency or by the Company, where the person cooperating has a good faith belief that a violation of law or the Company’s policies has occurred. Q: Benjamin is a Nutrien employee.Benjamin’s brother is President of AZE Corp.AZE is interested in doing business with Nutrien and Benjamin offered to recommend AZE Corp.as a vendor to Nutrien.Benjamin is unsure if this is considered a conflict of interest since he does not have an interest in AZE Corp.What should Benjamin do? A: Benjamin might not have an actual conflict of interest in this situation since he is not an owner of AZE Corp., but even the appearance of a conflict of interest matters and should be disclosed.Here are questions to ask yourself to determine if you have a conflict of interest: Do my outside interests influence, or appear to influence, my ability to make unbiased business decisions? Do I stand to benefit personally from my involvement in this situation? Does a friend or relative of mine stand to benefit? Could my participation in this activity interfere with my ability to do my job? Is this situation causing me to put my own interests ahead of Nutrien’s interests? If the situation became public knowledge, would I be embarrassed? Would Nutrien be embarrassed?    Benjamin should use the Conflicts of Interest Disclosure tool at nutrien-conflictsdisclosure.com to disclose the situation.Benjamin can also reach out to the Integrity Group.Often potential conflicts of interest can be managed by proper disclosure and in this situation by removing Benjamin from any decisions related to the hiring of AZE Corp.Remember, having a potential conflict of interest isn’t necessarily a violation of our Code, but not disclosing one is.

16 Nutrien Assets We are each entrusted with Nutrien assets and will work to protect them from loss, damage, misuse, or theft.We will ensure their efficient use for legitimate business purposes only.Nutrien assets include physical and intangible assets, such as, but not limited to, facilities, financial assets, vehicles, office supplies, operations-related equipment and machinery, ideas and innovations, confidential information and technological equipment including computers, smartphones, communication systems, software, operating systems, networks, and storage media.Additionally, all files, records, intellectual property, and reports that we create or acquire in the course of our employment with Nutrien are the property of Nutrien. We will avoid wasting Nutrien assets through carelessness or neglect and under no circumstances will we convert Nutrien property to our personal use except as permitted by the Company.We will not abuse our use of the Internet, our intranet, or the use of Nutrien email.We will never use Nutrien computers or networks in a way that could compromise the security of Nutrien information or software, or to access, receive or transmit materials that are inappropriate, illegal or may violate any of our policies. We have no expectation of personal privacy in connection with the use of these Nutrien resources unless otherwise permitted by local law.Nutrien reserves the right to monitor use of Nutrien property, premises, and resources (for example, office sites, operations sites, computers, email, phones, proprietary information, etc.) in accordance with applicable laws and as necessary to protect the interests of Nutrien.Nutrien monitors facilities and equipment to promote safety, prevent unlawful activity, and comply with legal requirements. For more information, please see our Acceptable Use of Computer and Communications Systems Policy. Records Management We often deal with large quantities of Nutrien records and information, both paper and electronic.All records and information that relate to our work are the property of Nutrien, including those that we may have authored or helped to prepare.It is important that we know Nutrien’s policy regarding how long we should retain records, and when and how we should dispose of them.Consult the Records and Information Management Policy for more details. If we are notified that documents in our possession are relevant to any pending litigation or an investigation or audit, we will not alter, distort, conceal, delete or destroy the documents, and we will follow the guidelines set forth in the notification from the Legal Department.In the event of litigation or governmental investigation, we must consult the Legal Department before disposing of any relevant records. Intellectual Property Intellectual property includes works or inventions that are often the subject of a patent, copyright, or trademark.Intellectual property is generally owned by an individual or company, and use of it without permission is prohibited.We will never use someone else’s patented or copyrighted work or invention, or trademarked name without permission.We will never copy or use proprietary data, product drawings, user manuals or software without permission.We will never plagiarize or inappropriately use articles or materials published by others. Questions regarding intellectual property rights should be directed to the Legal Department. Q: Jessica travels frequently and routinely joins conference calls from the airport or in cabs on the way to the airport.Is this a problem? A: Jessica should only discuss information that is publicly known while she is working outside of her office, unless she can be assured that no one will hear any confidential information.When you speak with a colleague in person or on a telephone in public places, such as restaurants, cars, trains, elevators, airports, or at conferences, ensure that you do not discuss confidential information that others may hear. Q: Sometimes I use my company-issued corporate credit card for personal reasons.Is this okay? A: It is inappropriate to charge personal expenses to the company credit card.If you are unsure, you should ask your manager and/or, in North America, check the Travel and Expense Policy before expensing the item.Inappropriate use of company-issued corporate credit cards or other company assets may result in disciplinary action, up to any including termination, in accordance with local law.

17 8. Our Commitment to Nutrien’s Shareholders Insider Trading All directors, officers, and employees of Nutrien with access to or knowledge of undisclosed material information from or about Nutrien, or any of its subsidiaries, are prohibited from buying, selling, or otherwise trading in Nutrien’s securities or the securities of Nutrien’s subsidiaries or from informing or tipping others about material non-public information.Material information is any financial or other information that would reasonably be expected to have a significant effect on the market price or values of any securities of a company (for example, shares, bonds, or options).Information is considered non-public if it has not been generally disclosed to the public (e.g., through a press release).Information that fits both descriptions is considered material non-public information. For more information, please refer to the Securities Trading Policy. Public Disclosure Nutrien is committed to the timely, factual, and broad-based disclosure of complete, accurate and balanced information about Nutrien in accordance with all applicable legal and regulatory requirements. Nutrien designates a limited number of spokespersons responsible for communication with the media and the investment community.The CEO, Executive Leadership Team, Vice President, Investor Relations, Vice President Brand & Culture Communications (or such individuals in similar capacities or positions who perform substantially similar functions) shall be the official spokespersons for Nutrien on general corporate matters.Individuals holding these positions may, from time to time, designate others within Nutrien to speak on behalf of Nutrien or to respond to specific inquiries. Employees who are not authorized spokespersons must not respond to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. For more information, please refer to the Corporate Disclosure Policy. External Communications It is important that we communicate with the public and our stakeholders accurately and honestly about Nutrien in all external communications including, but not limited to, social media, news media, publications, and speeches.Social media has changed the way we live and work and can blur the lines between our personal and professional lives.Social media includes blogs, discussion boards, chat rooms and websites such as Facebook, Twitter, Instagram, LinkedIn, Yammer, Snapchat, and YouTube.Employees should exercise caution and discretion in their use of social media. Q: Susan gets a call from an analyst who says she understands that Nutrien is going to acquire “ABC Corporation”.May Susan tell the reporter off the record that it’s not true? A: No, Susan should not comment on this situation to the reporter for several reasons.First, as per our Corporate Disclosure Policy, no one should speak for the Company without appropriate authorization, on or off the record.Second, Susan may not know the true situation and may be making a false statement.Third, certain laws require that everyone has important public information.Susan should refer the reporter to the Investor Relations Department or the Legal Department.

18 The same principles and guidelines found in Company policies apply to our online activities, including our personal use of social media, and therefore, we should communicate respectfully.Employees should also not post materials that identify Nutrien or create the impression that they represent Nutrien without first getting the appropriate authorization.For more information, please refer to the Social Media Policy.Site Managers may deal with certain media and public enquiries in accordance with the Communications Policy. Employees may be asked or wish to express their views or provide information to the news media, in public speeches or in articles for publication about Nutrien or our business.In order to ensure appropriate and accurate information is disseminated, employees must discuss all such communications with the Investor Relations Department, the Brand & Culture Communications Department, or the Legal Department before engaging in such communications. Any disclosure of the type contemplated by the Corporate Disclosure Policy, including disclosures made to shareholders, investors, analysts, and securities regulatory authorities must be discussed with the Vice President, Investor Relations. Accurate Business Records We must make sure that we are honest and accurate in every part of our business.This includes ensuring that we record properly, completely and on a timely basis in Nutrien’s books, records, and accounts all funds, assets, receipts, and disbursements of Nutrien.When filling out expense reports, we must ensure that we are accurate and provide enough detail to confirm the business purpose of the matter.Nutrien’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect Nutrien’s transactions and must conform both to applicable financial reporting and accounting laws and to Nutrien’s system of internal controls.We will maintain accurate and complete environmental and safety reports and records.We will not create or participate in the creation of records that are misleading or artificial.We will not authorize payment of funds knowing that any part of the payment will be used for any purpose other than the purpose described in the documents supporting the payment.Each of us will cooperate fully with Nutrien’s internal and independent auditors, as well as government investigators or regulators that request information in connection with any audit or investigation. Remember, almost all Nutrien documents, including email and other electronic records, may be subject to public disclosure during litigation or governmental investigations, or obtained by outside parties or the media.We must be clear, concise, truthful, not misleading, and accurate when recording any information. We will follow our administrative and accounting controls to ensure that Nutrien complies with the above requirements and that financial and other reports are accurately and reliably prepared, and fully and fairly disclose all required material information. Q: I read a negative article online about one of Nutrien’s competitors and decided to share the article on several social networking sites.My posts sparked some discussion and I took the opportunity to comment about Nutrien and our products.Is this okay for me to do? A: Employees should not post materials that identify Nutrien or create the impression that they represent Nutrien without first getting the appropriate authorization.Sharing publicly available information through social media is acceptable but you should never share information that is confidential or sensitive.Further, you should never make damaging or false comments about our competitors.When in doubt, don’t make a comment.Refer to the Communications Policy and the Social Media Policy for more information.

19 9. Our Commitment to Our Customers and Suppliers Fair Dealings Our reputation is built upon the value created by each of us in our daily interactions with suppliers, customers, shareholders, suppliers, fellow employees, competitors, regulators, and the public.We must deal fairly with those with whom we do business.We can build the value of Nutrien by meeting the highest standards of professional conduct.We will never act in a way which might embarrass Nutrien.We will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice.We will work to create mutual advantage in all our relationships so that people will trust us and want to do business with us. Gifts and Entertainment We recognize that the exchange of gifts and entertainment can build goodwill and strengthen business relationships.We will only give or accept gifts and entertainment with customers, suppliers and other business partners that are for legitimate business purposes, are not excessive or frequent and do not constitute bribes.Providing or accepting occasional meals, small Nutrien mementoes and tickets to sporting or cultural events may be appropriate in certain circumstances.However, some gifts and entertainment can create, whether real or perceived, improper influence or a conflict of interest.Some may even be illegal. Giving or receiving gifts or entertainment is not appropriate if it creates a sense of obligation, puts us in a situation where we may appear biased, or is done with the intent to improperly influence a business decision.We will never accept gifts or entertainment during the process of a formal bidding, application or tender process.Gifts or entertainment provided to or received from a government official is generally discouraged.To seek review and approval of a gift or entertainment that you intend to provide or would like to receive, you should use the Gift & Entertainment App or the paper form in the Gift & Entertainment Policy if the App is not yet available in your area.If you have a question or concern, you should contact the Legal Department or the Integrity Group. For more information, please refer to the Gift & Entertainment Policy. Q: Vincent is responsible for negotiating contracts with our vendors.During the holiday season, a vendor invites him to an extravagant holiday party held at an expensive resort.The sales representative jokes that this is a “fun” event and no work talk is allowed.Can Vincent attend? A: Vincent shouldn’t accept the invitation.The party does not appear to be business-related since the sales representative said that no business talk is allowed.If Vincent attends the elaborate party and later finalizes a contract with that vendor, it may appear as if the invitation to the holiday party was intended to influence his business decisions.Refer to the Gift & Entertainment Policy for further guidance.

20 10. Our Commitment to Our Communities Environmental, Social, and Governance Nutrien seeks to be an active and contributing member of each community in which we do business, and create long-term, mutually beneficial relationships with our communities.We must engage in business practices that respect the value of human life and the communities.It is our responsibility to know our suppliers, customers, and business partners.We strive to conduct business with those who act in a responsible manner and refuse to work with those that we know commit human rights abuses, violate anti-corruption laws or otherwise risk damaging the reputation of Nutrien. Political Contributions and Community Investment We have the right to give our personal time and funds to support the political candidates and charitable and not-for-profit causes of our choice, but this activity should be on our own behalf and not as a representative of Nutrien.Specifically, we cannot use Nutrien funds, resources, assets or the Nutrien name when making contributions to or involving ourselves in such activities without first obtaining permission from the Government & Industry Affairs Department (political contributions) or Sustainability & Stakeholder Relations Department (Community Investment).Your choice to support political causes or not will have no bearing on your position in Nutrien, nor your potential for future advancement.